TECHNIQUES

Aloe's Moving Out of the Pharmacy and Behind The Bar

Lauren Schumacker

May 26, 2016, 4 p.m.


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Aloe has long been heralded as a cure-all for skin ailments and digestive troubles, but now this miracle ingredient is making a splash in cocktails worldwide. Photo via Flickr/Deep Owl.

Aloe gels can soothe skin after a long day out in the sun or an unfortunate kitchen incident. The liquid versions of aloe vera — called aloe water or aloe juice — and the like are touted to treat everything from psoriasis and other skin issues to immune disorders. Now the spiky green plant is also making an appearance behind the bar.

Though often mistaken for some sort of cactus, the aloe vera plant actually is in the same family as succulents and is related to the lily. Aloes aren't native to the United States, but are popular here and do especially well out West, where there isn't as much water available for gardening. Aloe-flavored liqueur Chareau is based in Los Angeles and is made from all California ingredients.


chareau
ALOE LIQUEUR

"I had a couple different recipes that I was working on and basically, it didn't start with just aloe, I kind of wanted to put California in a bottle, and put [in] a bunch of ingredients that reminded me of California. So it was cucumber and melon and mint, and aloe vera was just that missing piece that kind of rounded it all out," said Chareau founder and owner Kurt Charron.

The product launched in 2013, and since then, the company has expanded distribution to 14 different states and are now beginning to ship internationally as well. As unlikely as it may seem, Chareau's biggest market isn't Southern California, but Chicago. Still, cocktails that feature aloe seem to still be most popular in California, particularly further south.

“I expected it to taste like aloe-flavored Triple Sec and that’s kind of not what it tasted like,” said Ryan Little, bartender at the POT Lobby Bar in Los Angeles. “I think I subbed it for Triple Sec in a margarita and it was delicious. It was really just kind of refreshing and soothing and it just worked. We also have a cocktail on the menu with it right now that’s got rye whiskey, that same liqueur [Chareau], lemon juice, honey and a bunch of muddled basil that’s been one of our most popular cocktails for months.”

It goes well with many fruity flavors including citrus, melon and berries, one of Little’s favorite ingredients to pair with Chareau.

“I think the freshness of the acid that comes from strawberries or raspberries, or really whatever’s fresh and in season, just helps to make the aloe pop and vice versa,” Little said.





POT Lobby Bar's Blushing Buck cocktail combines the smooth, sumptuous mouthfeel of aloe with the acid and freshness of strawberries. Photo courtesy of POT Lobby Bar.

Beyond flavor, aloe also adds a soothing smooth texture to cocktails as well, which bartenders really like.

“So I think what’s great about aloe is that you can actually have that really soft mouthfeel without having to add a lot of sugar. Typically, liqueurs can have this really thick, syrupy texture — that’s from the sugar — but we’re able to replace that and create a similar texture with aloe,” said Charron.

Tina Ross, a former bartender and current consultant based in L.A., says the fact that aloe can be perceived as just a little bit better for you than the alternative is definitely enticing in Southern California, where healthy trends, juice shops and the like reign supreme — but, really, who can’t get on board with a cocktail that could potentially be just a little bit better for you, even if those health benefits might only be in your head? The refreshing quality it adds to drinks definitely doesn’t hurt either, given the scorching summer temperatures. For those hot summer days, a spritz perfectly fits the bill.

“Well I’m really keen to low-ABV cocktails and so a lot of the spritzes that I’ve seen with it have been really, really beautiful. We had this one drink that was a touch of gin, but it was Bonal, Chareau, tonic water and it was this really light, vegetal, kind of bitter flavor that was refreshing,” said Ross. “So when it’s used with an effervescence and other really light, beautiful, sort of floral ingredients, it really shines.”

Stocking up on Chareau isn’t the only way to add a jolt of herby, sweet, juicy aloe to a cocktail. Little and the POT Lobby team used to use gelled aloe in their riff on a Long Island Iced Tea.

“[W]e would literally go to Mexican corner stores and they sell it in the corner, it just comes in squares of gel that [were] made out of aloe vera and we’d cut that down into bite-sized pieces and serve it at the bottom of our Long Island Iced Tea with a boba straw,” said Little.

Though you probably can’t rely on tossing aloe in your cocktails to sip your way to better skin or fewer ailments, it’s something different that keeps you from getting stuck in a cocktail rut. Mixed with citrus juice and a base spirit or added to something bubbly, aloe can keep you cool all summer long.

Get the recipe for Ryan Little's Blushing Buck

INGREDIENTS

- 1 1/2 ounce Rittenhouse Straight Rye Whiskey
- 1/2 ounce Chareau Aloe Vera Liqueur
- 3/4 ounce fresh-squeezed lemon juice
- 1/2 ounce Liber and Co. Ginger Syrup
- 2 medium ripe strawberries, plus one for garnish (fanned)
- 2 dashes Peychaud's Bitters
- 2 ounces soda water to top

DIRECTIONS

Muddle the Strawberries thoroughly in the Chareau and the ginger syrup. Add the lemon juice and the rye along with a 2-3 small pieces of ice and shake until fully melted to whip, chill and dilute slightly. Add the soda to the shaker to loosen up the mixture and double strain into a Collins glass half-filled with crushed, or preferably, pellet ice. Add more crushed ice to fill and mound above the surface of the glass, then garnish with 2 dashes of Peychaud's bitters and a strawberry fan. Serve with a straw, and preferably brunch.